UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
    FORM 12b-25
SEC File Number
000-30311
CUSIP Number
38606U100

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Gold Horse International, Inc.
Full Name of Registrant
Former Name if Applicable
No. 31 Tongdao South Road, Hohhot
Address of Principal Executive Office (Street and Number)
Mongolia, China 010030
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a) (b) (c)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-Q for the quarter ended September 30, 2011 (“Form 10-Q”) within the prescribed time period without unreasonable effort and expense because the eXtensible Business Reporting Language (XBRL) data files required to be furnished with the Form 10-Q could not be completed by the close of business on November 14, 2011.  The Registrant believes that it will file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Liankuan Yang	(86 471)	339-7999
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

Gold Horse International, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Liankuan Yang
Liankuan Yang
Chief Executive Officer
Principal Executive Officer